Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 16 DATED JUNE 19, 2015
TO THE PROSPECTUS DATED AUGUST 12, 2014

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014, as supplemented by supplement no. 13 dated April 14, 2015, supplement no. 14 dated April 14, 2015 and supplement no. 15 dated May 15, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	the appointment of a new Chief Financial Officer.
Status of the Offering
We commenced this offering of up to 180,000,000 shares, or up to $1,760,000,000 of shares, of common stock on August 12, 2014. As of June 18, 2015, we had accepted aggregate gross offering proceeds of $15.9 million related to the sale of 1,630,298 shares of common stock in this offering.
As of June 18, 2015, we had accepted aggregate gross offering proceeds from the sale of our shares of common stock of $50.4 million. Accordingly, we have met the minimum offering amount required for us to accept subscriptions from Pennsylvania investors.  Subscribers from Pennsylvania and all other states where we are conducting this offering, should make their checks payable to “KBS Strategic Opportunity REIT II, Inc.”
Appointment of Chief Financial Officer
On June 9, 2015, our board of directors appointed Jeffrey K. Waldvogel, 38, to serve as our Chief Financial Officer, Secretary and Treasurer, effective as of June 11, 2015. As our Chief Financial Officer Mr. Waldvogel will serve on the investment committees formed by our advisor to evaluate and authorize new investment opportunities for us.
As of June 11, 2015, Mr. Waldvogel is also Chief Financial Officer of our advisor. As of June 11, 2015, he is also: Chief Financial Officer and Assistant Secretary of KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc. and KBS Real Estate Investment Trust III, Inc.; and Chief Financial Officer, Treasurer and Secretary of KBS Strategic Opportunity REIT, Inc. and KBS Legacy Partners Apartment REIT, Inc., each of which is a KBS-sponsored non-traded REIT. Also as of June 11, 2015, Mr. Waldvogel is the Chief Financial Officer and Assistant Secretary of KBS Growth & Income REIT, Inc., a private, KBS-sponsored program.
Mr. Waldvogel has been employed by an affiliate of our advisor since November 2010. With respect to the KBS-sponsored non-traded REITs advised by our advisor, he served as the Director of Finance and Reporting from July 2012 to June 2015 and as the VP Controller Technical Accounting from November 2010 to July 2012. In these roles Mr. Waldvogel was responsible for overseeing internal and external financial reporting, valuation analysis, financial analysis, REIT compliance, debt compliance and reporting, and technical accounting.
Mr. Waldvogel was a Senior Manager at Ernst & Young, LLP, where he worked from October 2002 to October 2010. In April 2002, Mr. Waldvogel received a Master of Accountancy Degree and Bachelor of Science from Brigham Young University in Provo, Utah. Mr. Waldvogel is a Certified Public Accountant (California).

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